UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In September 2016, Sanofi issued the press releases attached hereto as Exhibit 99.1 to 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated September 12, 2016: Sanofi and Verily Life Sciences Announce Launch of Onduo, a Joint Venture to Develop Comprehensive Diabetes Management Platform.

Exhibit 99.2	Press release dated September 13, 2016: Sanofi’s Fixed-Ratio Combination Helps More Patients Reach Mealtime Blood Sugar Target than Insulin Glargine Alone.

Exhibit 99.3	Press release dated September 16, 2016: Treatment Effects Maintained Over Six Years in Patients with Relapsing Remitting Multiple Sclerosis who Received Sanofi Genzyme’s Lemtrada®(alemtuzumab) in Clinical Trials.

Exhibit 99.4	Press release dated September 19, 2016: Sanofi Files Suit in U.S. to Defend Patent Rights on Lantus® and Lantus® Solostar®.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 19, 2016	SANOFI

	By	/S/ Alexandra Roger
	Name:	Alexandra Roger
	Title:	Head of Securities Law and Capital Markets

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated September 12, 2016: Sanofi and Verily Life Sciences Announce Launch of Onduo, a Joint Venture to Develop Comprehensive Diabetes Management Platform.

Exhibit 99.2	Press release dated September 13, 2016: Sanofi’s Fixed-Ratio Combination Helps More Patients Reach Mealtime Blood Sugar Target than Insulin Glargine Alone.

Exhibit 99.3	Press release dated September 16, 2016: Treatment Effects Maintained Over Six Years in Patients with Relapsing Remitting Multiple Sclerosis who Received Sanofi Genzyme’s Lemtrada®(alemtuzumab) in Clinical Trials.

Exhibit 99.4	Press release dated September 19, 2016: Sanofi Files Suit in U.S. to Defend Patent Rights on Lantus® and Lantus® Solostar®.

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